Q.E.P. CO., INC.

1001 Broken Sound Parkway

Boca Raton, Florida 33487

July 7, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Nili Shah

Re:	Q.E.P. Co., Inc. (“QEP”)
Annual Report on Form 10-K for the Fiscal Year Ended February 28, 2006
(Filed with the Commission on June 13, 2006)

Dear Ms. Shah:

With respect to the comments contained in the staff’s comment letter of June 16, 2006, Q.E.P’s response to each comment is set forth below in the order in which the comments were made in the staff’s letter. A proposed revised draft of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operation from its Annual Report on Form 10-K is included as Attachment A hereto. For your convenience, we will provide you supplementally with a marked version.

1. We note that the warrant put liability fair value adjustment comprised 33% of the fourth quarter net loss. It also appears that the first and second quarter fair value adjustments impacted each quarter’s net income by 40% and 98%, respectively. Accordingly, the MD&A explanation of these fair value adjustments should be expanded to identify the primary factors that caused the material changes in fair value. Other material details concerning the arrangement should also be disclosed. For example, is there a strong correlation between changes in the estimated liability and changes in the fair value of the company’s stock? If so, why did the warrant put liability increase 95% in the fourth quarter whereas the company’s quoted stock price changed by only 5%? How is the estimated liability impacted by management’s expectations regarding future changes in share price? Does the company have the right to redeem the liability by issuing stock? Can management estimate the company’s maximum potential liability under this agreement and if not, why not? Please provide this information to us in a letter and outline any proposed changes in the existing disclosure.

Pursuant to the warrant agreement which is attached hereto as Attachment B, the “Put Price” is only required to be calculated at the time or times of exercise of the “put” by the warrantholder, or at such time as the Company may “call” the warrant on or after April 5, 2007. The Put Price (and therefore the associated liability) is calculated using the following formula:

((Entity Value of the Company / Number of Shares Outstanding) - $3.63) X 325,000

“Entity Value” is defined as the greatest of (a) the fair market value of the Company or any successor thereto established as of any “Capital Transaction” or “Public Offering” (as defined in the warrant agreement); (b) the “Formula Value”; or (c) “the Appraised Value.”

Because the Company has not engaged in a Capital Transaction or Public Offering and because the Company only contemplates obtaining an Appraised Value in the event holders of more than 51% of the warrants dispute the Company’s determination of the Entity Value, the Company has utilized a Formula Value to determine the Entity Value of the Company and the associated liability of the put to the Company. The Formula Value is based on a (6X) multiple of the Company’s trailing twelve months EBITDA1 or a modified version thereof. From the fourth quarter of fiscal 2005 through the third quarter of fiscal 2006, in calculating the Formula Value, the Company utilized its estimate of the trailing twelve months EDITDA as of April 1, 2006, the first date on which the put could be exercised, discounted back to the respective reporting date.

As a result of the loss sustained in the fourth quarter of fiscal 2006, the trailing twelve months EBITDA as of February 28, 2006 was $6,080,000. The formula method was consequently determined to be unworkable since it produced a negative value (after the reduction for funded debt as required under the warrant agreement). As a result of the negative value resulting from application of a formula method and the ability of the warrantholder to exercise the put during the first quarter of fiscal 2007, management engaged an independent appraiser to assist management in determining the Entity Value. The appraisal considered a number of factors other than the Company’s earnings in determining the fair value of the Company, including without limitation, comparable company valuations and the value of the Company’s assets. The Company believes the Entity Value of $31.5 million as determined by the appraisal is reasonable for purposes of determining the put liability notwithstanding the fact that it results in a significant increase in the estimated put liability over fiscal 2005. In this regard, the Company also notes that the estimated value of the put liability has historically fluctuated despite application of a formula method to value the put liability.

Regardless of what method is used to estimate the fair value of the put liability, it is important to note that it is only an estimate. The actual liability to the Company cannot be determined until such time as the warrantholder elects to put the warrant to the Company or such time as the Company calls the warrant. In the event of a put or call, the warrant agreement contemplates that the Company will first determine the Entity Value. In the event the warrantholder disagrees with the Company’s determination of the Entity Value, a prescribed process for obtaining the Appraised Value (which could involve multiple appraisals) is set forth in the warrant agreement.

[1]	Specifically, the Formula Value means the value of the Company as established by the following formula: six (6) x EBITDA for the trailing twelve (12) months as determined by reference to the unaudited income statement most recently available of the Company (or the audited financial statements in the case of months constituting the fiscal year or any part thereof for which audited financial statements are available), prepared in accordance with GAAP (subject, in the case of interim financial statements, to normal year end adjustments), for the period ended as of the last day of the month ending immediately prior to the date the Formula Value is being determined, less short and long term funded indebtedness of the Company on any day of calculation, plus cash on any day of calculation held by the Company.

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There is not necessarily a correlation (let alone a strong correlation) between the estimated put liability and the price of the Company’s stock. Depending on the methodology utilized to calculate the estimated put liability, different factors may play a more significant role in the valuation than the Company’s stock price. For example, utilizing the Formula Value, the estimated put liability will increase or decrease primarily as the Company earnings increase and decrease. In determining the Appraised Value, an appraiser may consider a number of factors (which may or may not include the trading price of the Company’s stock), such as comparable company valuations, valuation of the Company’s assets and liabilities, income levels and financial projections. Moreover, the Company has no control over its stock price, which may be impacted by factors such as lack of trading volume, public perception and general economic conditions, that may not be considered when valuing the warrant under any of the methodologies contemplated by the warrant agreement.

The Company does not believe that the estimated liability for the put has been impacted by management’s expectations regarding future changes in the price of the Company’s stock; although the estimated liability has been impacted by management’s estimates of future earnings. Although it is difficult to predict, expectations regarding future changes in the Company’s stock price may affect the estimated liability of the put if an appraisal were to take this factor into consideration or if the Entity Value of the Company was established in connection with a Capital Transaction or Public Offering (as those terms are defined in the warrant agreement).

Upon exercise by the warrantholder of the put, the Company will be required to redeem the liability in cash. Management does not believe that it can estimate the Company’s maximum potential liability under the warrant agreement. Each of the methodologies contemplated under the warrant agreement for determining the Put Price is based upon a measurement of the fair value of the Company at a specific moment in time. Under the Formula Value, the estimated fair value of the Company will fluctuate as the Company’s earnings fluctuate. With respect to the Appraised Value, the warrant agreement does not specify an appraisal methodology or factors that must be considered when determining the Appraised Value. As a result, appraisers may value the Company utilizing different valuation methodologies, and management cannot estimate a maximum appraised value in advance. Finally, the Entity Value of the Company may be established by a Capital Transaction or Public Offering. Management has no way to estimate in advance what such value would be.

2. We note the materiality of foreign sales and assets. We also note the disclosures in Note L suggesting that the profit margins and trends of the foreign operations differ materially from those of the domestic operations. We also note that the foreign businesses appear to be operated out of specific subsidiaries. Therefore, it is unclear how management determined that there is only one reportable segment. Please provide us with copies of all relevant CODM reports covering the last 3 fiscal years so that we can better understand management’s conclusion on this issue. See paragraph 10.b of SFAS 131.

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In paragraph 10b. of SFAS 131, an operating segment is described as a component of an enterprise that a) engages in business activities from which it may earn revenue and incur expenses, b) whose operating results are viewed by the enterprise’s chief operating decision maker, and c) for which discrete financial information is available. Based upon this definition of operating segments, the Company believes that certain of its foreign subsidiaries may be defined as operating segments. Nevertheless, the Company believes that its current operating segments can be aggregated in accordance with the information from SFAS 131.

SFAS 131 provides in paragraph 17:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	The nature of the products or services

•	The nature of the production process

•	The type or class of customer for their products and services

•	The methods used to distribute their products or provide their services

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Each of the Company’s subsidiaries sells the same type of tools, adhesives and flooring related products offered by the other subsidiaries. These products are sold to the same types of home center stores and construction professionals throughout the world. Throughout the worldwide operation, the products are manufactured by the Company or bought from the same or similar outside suppliers and the channels of distribution are the same. The Company also believes the economics of the markets and regulatory environments are similar.

The information included in Footnote L gives an indication that the foreign subsidiaries have contributed a disproportionate share of the Company’s pretax income, which would indicate a significantly different economic environment in comparison to the domestic subsidiaries. It should be noted, however, that the information in Footnote L is prepared on a tax basis for each of the Company’s legal entities. Each legal entity has a unique tax environment in which it operates, which does not necessarily reflect the economics being considered when evaluating segment disclosure. As a result, we do not believe reviewing the information included in Footnote L in the context of evaluating the economics of the Company’s operating segments is appropriate. Attachment C illustrates that gross margins and operating margins achieved in the Company’s North American subsidiaries are approximately the same as the gross margins and operating margins achieved in the Company’s non-North American subsidiaries.

The Company believes that its current operating segments can be aggregated in accordance with the information from SFAS 131 presented above. The Company does not believe the proposed segment disclosure would provide the reader any additional insight into the Company’s operations, and as a result, does not include segment disclosure in its financial statements.

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The Chief Operating Decision Maker (CODM) is periodically provided with CODM reports that report on:

•	Daily and monthly worldwide gross sales

•	Daily and monthly gross sales and gross margin by individual product for the U.S. and Canadian subsidiaries only

•	Daily and monthly gross sales and gross margin by individual customer for the U.S. and Canadian subsidiaries only

•	Monthly/Quarterly/Annual consolidated operating statements

•	Forms 10Q and 10K

The Company has provided examples of the above CODM reports in Attachment D.

3. Please provide further details in MD&A about the company’s fourth quarter operating results. In this regard, we note that the $2.6 million net loss substantially exceeded the aggregate earnings generated in the first 3 quarters. Quantify the impact of the new product costs, the valuation allowances, and the sales rebates. Describe the specific events and circumstances occurring in the fourth quarter which created the requirement to record the charges in that period. If the fourth quarter rebates were disproportionate to the rebates recognized in prior quarters then that fact should be explained. If there is any connection between the fourth quarter adjustments and the company’s material internal control weaknesses (p.23), then that relationship should be described. The propriety of the company’s accounting, including the timing of the charges, should be clearly evident.

The new product introduction costs were approximately $384,000, the deferred tax asset valuation allowances were approximately $413,000, and the additional sales rebates were approximately $467,000. It should be noted that the new product introduction costs and the additional sales rebates were pretax expenses and the after tax effect on net income of these expenses (after adjustment for taxes at 38.5%) was approximately $236,000 and $287,000 respectively.

Please consider the following reconciliation as a further explanation of the Third Quarter to Fourth Quarter net results

(in thousands)
Third Quarter Net Income	$283
Less the effects on Net Income of:
Quarter to Quarter put warrant charge difference	(1,112)
New product introduction costs	(236)
Additional sales rebates	(287)
Additional tax valuation reserves	(413)
Reduction in gross margin	(571)
Other (many small and individually immaterial items)	(315)

Fourth Quarter Net Loss	$(2,651)

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The new product introduction costs related to a “buy back” agreement which was entered into during the fourth quarter 2006. The buy back agreement allowed the Company to buy from one of its customers all of a competitor’s products that were in the customer’s inventory in order to replace the competitor’s products with the Company’s products. The expenses related to buying the competitor’s inventory were recorded as Operating Expenses.

The deferred tax asset valuation allowance was taken in the fourth quarter due to the Company performing a detailed FAS 109 analysis at year end, which included reviewing the subsidiaries’ financial results and projections and considering the likelihood that the deferred tax asset will be recoverable from future taxable income and, to the extent that the Company believes that recoverability is not likely, establishing a valuation allowance. The valuation allowance was the result of management estimates made in the Fourth Quarter.

The sales rebates came about in the fourth quarter due to stronger than expected fourth quarter sales that allowed certain customers to take larger (as a percentage of sales) annual volume discounts than management had estimated during the first three quarters. Volume discounts are applied to full year sales and the discounts increase as certain full year sales hurdles are achieved. The sales rebates during the fourth quarter were disproportionate to the first three quarters because sales rebates are typically applied on an annual basis, and the amount of the rebates (as a percentage of gross sales) are not known until the full year sales are known. Once the year is finished, the sales rebates are applied to the full year sales.

Management does not believe that there is any connection between the fourth quarter adjustments and the Company’s material weaknesses on internal control over financial reporting.

***

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any additional questions or comments. Thank you.

Very truly yours,

Q.E.P. Co., Inc.
Randall Paulfus, Interim Chief Financial Officer

cc:	Al Pavot
Greg Rusk
Steven Sonberg, Esq.

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Attachment A

Revised Management’s Discussion and Analysis of Financial Condition and Results of Operation

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

The Company is a worldwide leader in the manufacturing, marketing and distribution of a broad line of specialty tools and flooring related products, marketing over 3,000 specialty tools and related products used primarily for surface preparation and installation of ceramic tile, carpet, vinyl and wood flooring. The Company’s products are sold to home improvement retailers, specialty distributors to the hardware, construction, flooring and home improvement trades, chain or independent hardware, tile and carpet retailers for use by the do-it-yourself consumer as well as the construction or remodeling professional, and original equipment manufacturers. The Company has executed a growth strategy intended to improve overall performance and profitability of operations that included acquisitions, the reduction of risk associated with certain large customer concentrations and the enhancement of cross selling of product among the Company’s channels of distribution. Although the Company has realized certain benefits from its growth strategy, the Company’s rapid growth and challenges relating to the Company’s overseas operations and integration of acquired business has had certain negative effects on the Company’s financial performance.

The Company experienced a 22% increase in net sales in fiscal 2006 in comparison to the previous fiscal year, which management attributes primarily to the growth in sales of flooring adhesives products, a portion of which results from the acquisitions made during the period. In addition, further penetration of the Company’s existing product offerings across more home center locations and distribution customers, and sales resulting from acquisitions other than acquired flooring adhesives operations also contributed to the increase. The Company’s gross profit as a percent of revenue fell from 30.9% in fiscal 2005 to 29.2% in fiscal 2006 and was negatively impacted by several factors in fiscal 2006. The Company experienced raw material cost increases throughout fiscal 2006 primarily for petroleum based raw materials used in adhesives and aluminum and copper used in other flooring tools. In addition, the increase in petroleum products is reflected in the freight cost the Company incurs in distributing its products. Only a portion of these cost increases were able to be passed on to the Company’s customers. In addition, the sales of adhesives products continued to increase as a percent of total sales during fiscal 2006. Adhesives products are generally lower margin than the flooring tools and other products offered by the Company. As adhesives become a larger portion of total sales, there is a negative effect on gross margin as a percentage of sales. Gross margin was also affected by an increase in the level of sales and rebates issued to home center customers in fiscal 2006. As a regular practice, customers in the home center distribution channel are issued rebates from each vendor, the magnitude of which depends of the particular level of business activity. Although increased sales to the Company’s home center customers in fiscal 2006 resulted in an increase in gross margin over the fiscal 2005 period, the Company also experienced an increase in the level of rebates associated with these sales which had a negative impact on gross margin as a percentage of sales.

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Net loss for the year was $1.2 million, or $0.37 per diluted share compared with net income of $4.0 million or $1.06 per diluted share in fiscal 2005. The factors affecting gross margin described above contributed to the reduction in net income in comparison to the fiscal 2005 period. In addition, the net loss for fiscal 2006 includes a charge of $1.0 million related to an increase in the value of a warrant put liability outstanding at the end of the year.

During April 2001, as part of a financing arrangement entered into at the time, the Company issued 0.3 million 10-year warrants that can be “put” to the Company at any time after April 5, 2006 based on criteria set forth in the warrant agreement. The Company estimates the value of the associated liability according to the terms of the warrant and warrant agreement. As of February 28, 2006 an appraised value of the Company was used to calculate the value of the warrants, resulting in a $1.8 million liability which is recorded in Other Current Liabilities. As of February 28, 2005 based on management estimates, the Company recorded a $0.8 million liability as Other Long-Term Liabilities. Changes to the fair value of the warrant put liability are recognized in the earnings of the Company, and in fiscal 2006, the Company recognized expense of $1.0 million. The put warrants will continue to be revalued on a quarterly basis as long as they remain outstanding which could result in either significant increases or reductions in the Company’s quarterly net income.

The Company’s results of operations during fiscal 2006 were also impacted by several operational events that we expect will improve financial performance in future periods. On May 5, 2005, the Company acquired the assets of Capitol USA adhesives in exchange for cash, a promissory note and all of the assets of the Company’s carpet seaming tape business. After the acquisition of Capitol, the Company closed its Boca Raton, Florida office and warehouse facility and moved the warehousing and distribution operations to Dalton, Georgia and relocated the corporate offices within Boca Raton, Florida to a smaller facility. In addition, during fiscal 2006, the Company moved other operations to the Dalton location and is considering consolidating other functions where appropriate.

In response to the Company’s high cost of operations in Europe in the past, the Company also restructured its European manufacturing and distribution function in fiscal 2006 by significantly reducing its operations in Holland. The Company recorded a restructuring charge of approximately $0.6 million in fiscal 2006 related to this restructuring. In addition, the Company recorded a $1.1 million gain resulting from the sale of a carpet seaming tape distribution business. The sale was executed in conjunction with the acquisition of a flooring adhesive business in fiscal 2006.

Accounting Policies and Estimates

Significant accounting policies are contained in Note B to the Consolidated Financial Statements. The following are our most critical accounting policies which are those that require complex judgments and estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

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Revenue Recognition

The Company recognizes revenue when products are shipped and title has passed to the customer, the selling price is fixed and determinable, and collectibility of the sales price is reasonably assured. The Company provides for estimated costs of future anticipated product returns based on historical experience, when the related revenues are recognized. The Company records estimated reductions to revenue for customer programs including volume-based incentives.

Inventories

The Company records inventory at the lower of standard cost or market. The Company maintains reserves for excess and obsolete inventory based on market conditions and expected future demand. If actual market conditions were to be less favorable than those projected by management, additional inventory reserves could be required.

Accounts Receivable

The Company’s accounts receivable are principally due from home centers or flooring accessory distributors. Credit is extended based on an evaluation of a customer’s financial condition, and collateral is not required. Accounts receivable are due at various times based on each customer’s credit worthiness and selling arrangement. The outstanding balances are stated net of an allowance for doubtful accounts. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer’s previous loss history, the customer’s ability to pay its obligations and the condition of the general economy and the industry as a whole.

Impairment Evaluations

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment, and identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company performs indefinite-lived impairment tests on at least an annual basis and more frequently in certain circumstances. When the Company determines that the carrying amount of long-lived assets may not be recoverable based upon the existence of certain indicators, the assets are assessed for impairment based on the future undiscounted cash flows expected to result from the use of the asset. For goodwill and other indefinite-lived intangibles, impairment assessments are generally determined using the estimated future discounted cash flows of the asset’s reporting unit using a discount rate determined by management to be commensurate with the risk inherent in the current business model. In both instances, if the carrying amount of the asset being tested exceeds its fair value, an impairment of the value has occurred and the asset may be written down. The Company’s annual impairment assessment date is August 31st.

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Income Taxes

The Company is required to estimate income tax in each jurisdiction in which it operates. This process involves estimating actual current tax exposure and deferred income taxes to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts each year-end. The Company must then consider the likelihood that any deferred tax assets will be recoverable from future taxable income and to the extent that the Company believes that recoverability is not likely, the Company establishes a valuation allowance.

Results of Operations

Fiscal 2006 as compared to Fiscal 2005

Net sales for the twelve months ended February 28, 2006 (“fiscal 2006”, or the “fiscal 2006 period”) were $212.3 million compared to $173.6 million for the twelve months ended February 28, 2005 (“fiscal 2005”, or the “fiscal 2005 period”), an increase of $38.7 million or 22%. Sales at the Company’s North American subsidiaries increased approximately $37.3 million and sales at the Company’s foreign subsidiaries increased approximately $1.4 million.

Approximately $29.0 million of the increase in sales in North America was the result of increases in sales to existing customers. This includes additional sales in existing stores, sales of new products and sales into new stores. The remaining increase is due to expansion of the Company’s distribution customer base and the effect of the acquisition of various product lines, net of divestitures. Sales of adhesives products, which increased approximately $18.0 million, accounted for substantially all of the increase in North American distribution sales and a portion of the increase in North American home center sales.

The increase in sales at the Company’s foreign subsidiaries is primarily the result of the inclusion of full year results of the Company’s acquisitions in France and Mexico which were made during the third quarter of fiscal 2005 (approximately $3.6 million) along with the effect of foreign currency exchange rate changes (approximately $2.5 million). These increases were offset by a decline in sales into the European home improvement market of approximately $5.2 million. Sales outside of North America now represent approximately 21% of the Company’s total sales compared to 26% for the fiscal 2005 period.

In addition, the Company was able to increase sales prices to its home center and distribution customers during fiscal year 2006, which resulted in an overall increase in worldwide selling prices of approximately 2.0%, which also contributed to the increase in sales in comparison to the previous fiscal year.

Sales rebates of $0.5 million were recorded in the fourth quarter of fiscal 2006 as a reduction in revenue. This amount is in excess of the amounts recorded on sales rebates in the other periods in fiscal 2006. The sales rebates came about in the fourth quarter due to stronger than expected fourth quarter sales that allowed certain customers to take larger (as a percentage of sales) annual

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volume discounts than management had estimated during the first three quarters. Volume discounts are applied to full year sales and the discounts increase as certain full year sales thresholds are achieved.

Gross Profit for fiscal 2006 was approximately $62.0 million compared to approximately $53.6 million in fiscal 2005, an increase of approximately $8.4 million or 16%. As a percentage of net sales, gross profit decreased to 29.2% in the fiscal 2006 period from 30.9% in the fiscal 2005 period. The decrease in gross profit as a percentage of sales primarily resulted from (1) cost increases in the raw material components of the Company’s adhesive business, and to a lesser extent finished goods, that were only partially passed through to the Company’s home center and distributor customer base during the fiscal 2006 period, (2) the relative increase in flooring adhesive product sales which have relatively lower overall margin than do sales of other types of products, (3) increased sales rebates associated with increased sales volume from the Company’s largest customers and (4) the initiation of a direct shipment program (direct from our suppliers to some of our customers with delivery being taken at the supplier’s dock) with lower gross profit margins. The direct shipment program, however, is expected to generate greater overall operating profit margins after reductions in related operating expenses. The full year effect of acquisitions made in fiscal 2005 accounted for approximately $1.2 million of additional costs and foreign currency exchange rate changes accounted for approximately $0.9 million of the cost increases.

Shipping expenses for the fiscal 2006 period were approximately $20.9 million compared to approximately $17.3 million for the fiscal 2005 period, an increase of approximately $3.6 million or 21%. The increase in shipping expenses is primarily due to the increased level of business activity in North America. In addition, shipping costs increased due to higher freight costs from common carriers resulting from increased fuel costs. During fiscal 2006, the Company’s fixed shipping costs were allocated across a larger sales base and did not impact the increase in shipping expenses in comparison with the previous fiscal year. In addition, the Company’s recent acquisitions accounted for approximately $0.3 million of the increase and foreign currency exchange rate differences accounted for approximately $0.2 million. During fiscal 2006, shipping expenses remained consistent as a percent of sales with the level experienced in fiscal 2005 at approximately 10%.

General and administrative expenses for the fiscal 2006 period were approximately $18.8 million compared to approximately $15.0 million for the fiscal 2005 period an increase of approximately $3.8 million or 25%. The increase is primarily due to an increase in depreciation, insurance, human resources and technology costs at the Company’s North American subsidiaries. Approximately $0.7 million of the increase was a result of the full year effect of the Company’s fiscal 2005 international acquisitions and $0.1 million was foreign currency exchange rate related. During fiscal 2006, general and administrative expenses remained consistent as a percent of sales with the level experienced in fiscal 2005 at approximately 9%.

Selling and marketing costs for the fiscal 2006 period increased to approximately $20.2 million from approximately $16.8 million in the fiscal 2005 period, an increase of approximately $3.4 million or 20%. Approximately $0.9 million of the increase is due to the costs of introducing

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new products at the Company’s home center customers during fiscal 2006. Approximately $0.3 million of the increase is foreign currency exchange rate related and the newly acquired international subsidiaries accounted for approximately $0.2 million of the increase. During fiscal 2006, selling and marketing expenses remained consistent as a percent of sales with the level experienced in fiscal 2005 at approximately 10%.

During the fourth quarter of 2006, the Company executed a “buy back” agreement with one of its significant customers. The buy back agreement allowed the Company to buy from one of its customers all of a competitor’s products that were in the customer’s inventory in order to replace the competitor’s products with the Company’s products. The total amount committed to the buyback was approximately $0.4 million in the fourth quarter of fiscal 2006 and was recorded in selling and marketing costs in the period.

Other income and expense incurred during fiscal 2006 is primarily a gain of approximately $1.1 million resulting from the sale of the Company’s carpet seaming tape distribution business. This seaming tape business sale was in connection with the acquisition of a flooring adhesive business (see note C of the Consolidated Financial Statements).

Interest expense for the fiscal 2006 period was approximately $2.5 million compared to approximately $1.5 million in the fiscal 2005 period. Interest expense increased as a result of increased borrowings to fund the Company’s acquisitions and working capital needs, as well as increased interest rates during the fiscal 2006 period.

The Company recorded a liability of $1.8 million relating to the valuation of the Company’s put warrants at the end of fiscal 2006 as Other Current Liabilities, as compared to a $0.8 million liability recorded at the end of fiscal 2005 as Other Long-Term Liabilities. The amounts were classified as liabilities in accordance with Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Changes to the fair value of the warrant put liability are recognized in the earnings of the Company, and in fiscal 2006, the Company recognized expense of $1.0 million relating to the put warrants. In fiscal 2005, the Company recognized income of $1.2 million due to a partial reversal of the value of the previously established liability. The put warrants will continue to be revalued on a quarterly basis as long as they remain outstanding which could result in either significant increases or reductions in the Company’s quarterly net income. For a more detailed discussion regarding the put warrants and management’s estimates of the associated liability, see “Liquidity and Capital Resources”.

The Company recorded a provision for income taxes in fiscal 2006 of approximately $0.9 million compared with a recovery of approximately $0.1 million in the fiscal 2005 period. The increase is primarily due to the recording, in fiscal 2005, of a tax benefit associated with the write-off of certain debt owed to the Company’s North American operations from one of the Company’s international subsidiaries. This was partially offset by the recording, in fiscal 2006, of a deferred tax asset valuation allowance against previously recorded tax benefits from foreign net operating losses. The deferred tax asset valuation allowance was taken in the fourth quarter due to the Company performing a detailed analysis under the guidelines of Statement of

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Financial Accounting Standards No. 109 at year end which included reviewing the subsidiaries financial results and projections and considering the likelihood that the deferred tax asset will be recoverable from future taxable income and, to the extent that the Company believes that recoverability is not likely, establishing a valuation allowance. The valuation allowance was the result of management estimates made in the fourth quarter of fiscal 2006. The Company does not realize a tax benefit associated with the accounting for the warrant put liability. The valuation allowances and the non-deductibility of the change in the warrant put liability were the primary reasons for the recording of a tax provision in the current year despite a pretax loss. Estimated tax rates are based upon the most recent effective tax rates available in every jurisdiction in which the Company operates. The Company expects the future effective tax rate will be somewhat lower than its statutory rate in the near-term due to loss carry forwards that can be utilized in the future.

Due to the reasons stated above the Company recorded a net loss of approximately $1.2 million or $0.37 per diluted share in the fiscal 2006 period compared to an income of $4.0 million or $1.06 per diluted share in the fiscal 2005 period.

Fiscal 2005 as compared to Fiscal 2004

Net sales for the twelve months ended February 28, 2005 were approximately $173.6 million compared to approximately $143.3 million for the twelve months ended February 29, 2004 (“fiscal 2004”, or the “fiscal 2004 period”), an increase of approximately $30.3 million or 21%. Net sales at the Company’s North American subsidiaries increased by approximately $10.4 million. This increase was a result of the further penetration of the Company’s existing product offerings across more stores to the Company’s existing home center customers, store expansion by the Company’s current home center customers and an increase resulting from the Company’s distribution customer base ($4.0 million). Substantially all of the increase in the distribution business and a portion of the home center increase was a result of an increase in the Company’s adhesive business. Sales at the Company’s foreign subsidiaries increased by approximately $19.9 million. During fiscal 2005, sales outside of North America represented approximately 26% of the Company’s total sales. Acquisitions in France, Australia and Mexico during fiscal 2005 and the full year results of the Company’s acquisition in the U.K. in the fourth quarter of fiscal 2004 accounted for approximately $15.9 million of the increase. In addition, approximately $2.6 million of the increase was a result of changes in foreign exchange rates. The increases were offset by decreases in other operations in Europe.

Gross Profit for fiscal 2005 was approximately $53.6 million compared to approximately $49.2 million for fiscal 2004, an increase of approximately $4.4 million or 8.9%. As a percentage of net sales, gross profit decreased to 30.9% in the fiscal 2005 period from 34.3% in the fiscal 2004 period. This decrease was the result of significant price increases in the raw material components of the Company’s adhesive business that were not able to be passed through to the Company’s home center customers and only partially to its distribution based customers during the fiscal 2005 period. In addition, but to a lesser extent, the Company received increases in the cost of components for its tools that were absorbed by the Company during this fiscal year.

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Shipping expenses for the fiscal 2005 period were approximately $17.3 million compared to approximately $14.5 million for the fiscal 2004 period, an increase of approximately $2.8 million or 19.0%. This was primarily due to the increased level of business activity resulting from increased sales in North America and the Company’s recent acquisitions ($1.2 million). Changes in foreign currency exchange rates also contributed an additional $0.2 million to the increase. Shipping expenses as a percent of net sales were approximately 10% in fiscal 2005, consistent with the level experienced in fiscal 2004.

General and administrative expenses for the fiscal 2005 period were approximately $15.1 million compared to approximately $12.3 million for the fiscal 2004 period, an increase of approximately $2.8 million or 23%. Approximately $2.2 million of the increase was a result of the Company’s fiscal 2005 foreign acquisition and $0.3 million was related to changes in foreign currency exchange rates. The additional increase was the result of an increase in depreciation, insurance, human resource and technology costs at the Company’s North American subsidiaries. As a percentage of net sales, general and administrative expenses remained consistent at approximately 9% in the fiscal 2004 and 2005 periods.

Selling and marketing costs for the fiscal 2005 period increased to approximately $16.8 million from approximately $13.4 million in the fiscal 2004 period, an increase of approximately $3.4 million or 25%. A substantial portion of the increase was the result of the costs of introducing new products and packaging to the Company’s home center customers during fiscal 2005. The newly acquired foreign subsidiaries accounted for $0.8 million of the increase and $0.4 million of the increase is related to changes in foreign currency exchange rates. As a percentage of net sales, these selling and marketing expenses increased to 10% in the fiscal 2005 period from 9% in the fiscal 2004 period.

In fiscal 2004, other expense included approximately $0.6 million relating to the early repayment of the Company’s subordinated debt.

The change in the warrant put liability for the fiscal 2005 period was an income of approximately $1.2 million due the reversal of previously established warrant put liability. The change in the warrant put liability for the fiscal 2004 period was an expense of approximately $0.8 million.

Interest expense, net for the fiscal 2005 period was approximately $1.5 million compared to approximately $1.6 million in the fiscal 2004 period. Interest decreased slightly as a result of the repayment in fiscal 2004 of the Company’s high interest subordinated debt. This was partially offset by a gradual increase in the borrowing rate and an increase in the Company’s borrowings to fund growth and make acquisitions in fiscal 2005. Fiscal 2004 interest expense also reflected a penalty associated with the repayment of the Company’s subordinated debt.

The Company recorded a recovery of income taxes in fiscal 2005 of $0.1 million compared with a charge of $2.4 million in the fiscal 2004 period. The decrease principally is a result of the decrease in the Company’s taxable income and a one-time tax benefit of $1.6 million associated with the write-off of certain intercompany foreign debt for United States tax purposes offset by a valuation allowance of $0.5 million taken against previously recorded tax benefits of foreign net operating losses. In addition, the Company did not realize a tax benefit or charge associated with changes in the value of the put liability.

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Net income increased to $4.0 million in the fiscal 2005 period from $3.5 million in the fiscal 2004 period an increase of $0.5 million as discussed above. Net income as a percentage of sales decreased to 2.3% for the fiscal 2005 period from 2.4% of sales for the fiscal 2004 period.

Liquidity and Capital Resources

Working capital decreased to approximately $8.4 million, as of February 28, 2006 from approximately $11.4 million at February 28, 2005, a decrease of approximately $3.0 million primarily as a result of the classification of the warrant put liability (see Note I) as a current liability. The warrant put liability has been classified as a current liability starting with the fiscal 2006 period because the warrant can be “put” to the Company on and after April 5, 2006, although that is not necessarily indicative of the point in time at which that obligation will require the use of Company funds.

Any cash in excess of anticipated requirements is invested in commercial paper or overnight repurchase agreements with a financial institution. The Company states the value of such investments at market price and classifies them as cash equivalents on its balance sheet.

Net cash provided by operating activities during the fiscal 2006 period was approximately $1.8 million compared to approximately $6.7 million for the comparable fiscal 2005 period. The decrease in cash flow from operating activities was primarily due to an increase in the investment in inventory and accounts receivable of approximately $8.3 million in fiscal 2006. A reduction in net income, as adjusted for non-cash charges for depreciation and amortization, in the fiscal 2006 period compared to the fiscal 2005 period of approximately $4.6 million also contributed to the decrease. These amounts were partially offset by the change in the warrant put liability and an increase in accounts payable and accrued liabilities.

Net cash used in investing activities was approximately $4.7 million in fiscal 2006 compared to approximately $5.9 million in fiscal 2005. The decrease in cash used in investing activities of approximately $1.2 million is due to less cash being used in the current fiscal year for acquisitions and capital expenditures.

Net cash provided by financing activities was approximately $1.7 million in the fiscal 2006 period compared to approximately $0.7 million in the fiscal 2005 period. The change is primarily due to an increase in net debt borrowings of approximately $1.2 million during the fiscal 2006 period when compared to the fiscal 2005 period as a result of the Company’s refinancing of its term loan facility in fiscal 2006.

The Company has a loan agreement with two domestic financial institutions to provide a revolving credit facility, mortgage and term note financing. In March 2005, the Company amended the facility to consolidate the Company’s term notes and increased the amount of borrowing capacity to $27 million through February 2006 and $29 million thereafter under the

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revolving facility under the same formula for eligible accounts receivable and inventory that previously existed for the Company. In addition, the Company received approximately $3.0 million of additional term financing under the amendment. The amendment provided for repayment of this facility at a rate of $0.2 million per month at an interest rate of Libor plus 2.125% to Libor plus 2.625%. The amendment also formally released the Company’s Chairman and Chief Executive Officer of his guaranty of one of the term loans. The balance on this term note was $4.3 million at February 28, 2006. The revolving facility was also extended to July 2008. In June 2005 and December 2005, certain financial covenants of the loan agreement were amended and, in March 2005 and June 2005, the Company received a waiver of compliance with certain financial covenants. As of February 28, 2006, the term loan had an interest rate that ranged from Libor plus 2.125% to Libor plus 2.625%, while the revolver bears an interest rate that ranges from Libor plus 1.50% to Libor plus 2.00%. These loans are collateralized by substantially all of the Company’s assets. The agreement also prohibits the Company from incurring certain additional indebtedness, limits certain investments, advances or loans, restricts substantial asset sales and capital expenditures and prohibits the payment of dividends, except for dividends due on the Company’s Series A and C preferred stock. At February 28, 2006 the rate was Libor (4.63%) plus 2.0% and the Company had borrowed approximately $23.0 million and had $3.6 million available for future borrowings under its revolving loan facility net of approximately $0.4 million in outstanding letters of credit.

As of February 28, 2006, the Company determined it was in violation of financial covenants under the Company’s credit facility that required the Company to maintain a certain senior debt to trailing EBITDA ratio and a certain fixed charge coverage ratio. On March 20, 2006 the Company was granted a waiver of the non-compliance of these covenants from the Lenders. Further, it was subsequently determined that the Company was in violation of an additional financial covenant under the Company’s credit facility that required the Company to maintain a certain liabilities to tangible net worth ratio. On June 1, 2006, the Company received a waiver of the non-compliance with this covenant and the Company and its lenders amended the loan agreement. Pursuant to the amendment, the Company (i) modified several of the financial covenants in the loan agreement, including covenants that require the Company to maintain a certain senior debt to trailing EBITDA ratio, a certain fixed charge coverage ratio and a certain liabilities to tangible net worth ratio (all as defined in the loan agreement); (ii) amended the loan agreement to require that lockbox deposits will be applied against the revolving loan on a daily basis; and (iii) amended the interest rate applicable to the Company’s term loan and the revolving loan. As amended, interest accrues on the term loan at a rate per annum equal to, at the option of the Company, (a) the Prime rate; or (b) Libor plus 2.13 % to Libor plus 2.88%, while the revolving loan accrues interest at a rate per annum equal to, at the option of the Company, (a) the Prime Rate; or (b) Libor plus 1.5 % to Libor plus 2.25%.

The Company’s Australian subsidiary has entered into three term loan facilities with an Australian financial institution to provide financing of up to AUD 1.7 million (approximately US $1.3 million). These facilities expire between April 2007 and October 2008. The loans require quarterly payments of AUD 0.2 million (approximately US $0.1 million) and a final balloon payment. The balance of these term notes was approximately $1.2 million at February 28, 2006.

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In May 2005, in connection with the acquisition of the adhesives manufacturing assets described in Note C, the Company issued a four-year, non-interest-bearing $4.0 million note due in annual installments of $1.0 million. The principle balance of the note is discounted at an imputed interest rate of 5.20%; the unamortized discount at February 28, 2006 was $0.3 million.

In November 2005, in connection with the acquisition of the distributor of tools and flooring installation products described in Note C, the Company issued a three-year, AUD 0.5 million note (approximately US $0.3 million) bearing interest at the Australian 180-day commercial bill rate due in semi-annual installments totaling approximately AUD 0.2 million per year.

In connection with the subordinated loan agreement between the Company and HillStreet, entered into on April 5, 2001 (which was paid in full on May 12, 2003), the Company issued 325,000 10-year warrants (the “put warrants”) at an exercise price of $3.63 per share. The put warrants continue to remain outstanding and can be “put” to the Company at any time after April 5, 2006, based on criteria set forth in the warrant agreement. In addition, the Company may “call” these warrants on and after April 5, 2007, based on the same criteria. In the event the warrant is put to the Company, the Company will be required to pay the holder of the warrants in cash in accordance with the warrant agreement. The actual liability to the Company cannot be determined until such time as the warrantholder elects to put the warrant to the Company or such time as the Company calls the warrant. In the event of a put or call, the warrant agreement contemplates that the Company will determine the put price based on a calculation of the Company’s entity value. Management estimates the value of the liability of the put warrants based on the determination of the Company’s entity value, which is defined in the warrant agreement as the greatest of: (1) the fair market value of the Company established as of a capital transaction or public offering; or, (2) a formula value based on a multiple of the trailing twelve month EBITDA; or (3) an appraised value as if the Company was sold as a going concern.

Because the Company has not engaged in a capital transaction or public offering and because the Company agreement only contemplates obtaining an appraisal in the event the warrantholder disputes the Company’s determination of the entity value, the Company has utilized the formula method to determine the entity value of the Company and the associated liability of the put to the Company. The formula value is based on a (6X) multiple of the Company’s trailing twelve months EBITDA or a modified version thereof. Changes in the value of the liability are recorded in net income of the period. As a result of the loss sustained in the fourth quarter of fiscal 2006, the trailing twelve months EBITDA as of February 28, 2006 was $6,080,000. The formula method was consequently determined to be unworkable since it produced a negative value for the put liability (after the reduction for funded debt as requested under the warranty agreement). As a result of the negative value resulting from application of a formula method and the ability of the warrantholder to exercise the put during the first quarter of fiscal 2007, management engaged an independent appraiser to assist management in determining the entity value. The appraisal considered a number of factors other than the Company’s earnings in determining the entity value of the Company, including without limitation, comparable company valuations and the value of the Company’s assets. Based on the appraised value, management determined that a liability of $1.8 million should be recorded for the put warrants, compared to a liability of $.8 at

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the end of fiscal 2005. The increase in the liability is included as a $1.0 million expense on the income statement in fiscal 2006. In fiscal 2005, the Company recognized income of $1.2 million due to a partial reversal of the value of the previously established liability.

It is likely that the fair value of the put liability will continue to fluctuate in the future depending on changes in the Company’s entity value and the method used to estimate the value. The Company does not believe that the estimated liability of the put has been impacted by changes in the price of the Company’s common stock or management’s expectations regarding future changes in the price of the Company’s stock; although the estimated liability has been impacted by management’s estimates of future earnings. Although it is difficult to predict, expectations regarding future changes in the Company’s stock price may affect the estimated liability of the put if an appraisal were to take stock price into consideration or if the entity value of the Company was established in connection with a capital transaction or public offering (as those terms are defined in the warrant agreement).

Management does not believe that it can estimate the Company’s maximum potential liability under the warrant agreement. Each of the methodologies contemplated under the warrant agreement for determining the put price is based upon a measurement of the fair value of the Company at a specific moment in time. Under the formula value, the estimated fair value of the Company will fluctuate as the Company’s earnings fluctuate. With respect to the appraised value, the warrant agreement does not specify an appraisal methodology or factors that must be considered when determining the appraised value. As a result, appraisers may value the Company utilizing different valuation methodologies, and management cannot estimate a maximum appraised value in advance. Finally, the warrant agreement contemplates that the value of the Company may be established as of a capital transaction or public offering. Management has no way to estimate in advance what such values would be.

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Attachment B

Warrant Agreement

THIS WARRANT AGREEMENT (“Agreement”) is made and entered into as of April 5, 2001, by and between Q.E.P., CO., INC., a Delaware corporation, (the “Company”), and THE HILLSTREET FUND, L.P., a Delaware limited partnership (“Holder” and sometimes referred to as the “Initial Holder”).

WHEREAS, the Initial Holder, and Company are parties to a Subordinated Loan and Security Agreement dated as of even date herewith, as the same may be amended or supplemented from time to time (the “Loan Agreement”); and

WHEREAS, as a condition to the obligations of the Initial Holder under the Loan Agreement, the Company is required to (a) enter into this Agreement, and (b) issue to the Initial Holder Warrants (as defined below and in the form of Exhibit A) to purchase certain shares of Common Stock (as defined below) upon an exercise of said warrants at the price and upon the terms and conditions specified herein and therein (said warrants and all warrants subsequently issued by the Company to the Initial Holder, its successors and assigns including any Holder (as defined below), pursuant hereto or to any of said warrants, whether upon transfer, exchange or replacement thereof or otherwise, being hereinafter referred to collectively as the “Warrants”, and each individually as a “Warrant”);

NOW, THEREFORE, the parties agree as follows:

1. CERTAIN DEFINITIONS. In addition to terms defined elsewhere in this Agreement, or in the Loan Agreement the following terms shall have the following respective meanings:

“Applicable Holders” shall mean (i) in the case of a registration pursuant to Section 7 hereof, those Holders signing a Request who desire to register and sell some or all of their Warrant Stock pursuant to such Request, together with any additional Holders who, not later than fifteen (15) days after receipt of notice of a Request, elect in writing to Company to join in such Request, or (ii) in the case of a registration pursuant to Section 8 hereof, those Holders requesting inclusion of Warrant Stock in such registration and whose Warrant Stock will be included in such registration.

“Capital Transaction” shall mean any of the following: (i) one or more mergers, consolidations, liquidations of the Company, the liquidation of any subsidiary of the Company that constitutes more than fifteen percent (15%) of the assets or net income of the Company or other similar corporate actions pursuant to which the Company or the Holders of Warrant Stock receive cash, securities or other property; (ii) at least a majority of the common equity of the Company or capital stock of the Company possessing the voting power to elect a majority of the directors is sold by the holders thereof or issued by the Company; (iii) all or substantially all of the assets of the Company are sold, leased, conveyed or otherwise dispersed of as an entirety or substantially as an entirety to any Person in one or a series of transactions; and (iv) a registration statement with respect to the common equity of the Company shall be filed under the Securities Act other than as a consequence of an exercise of demand registration rights pursuant to Section 7 or 8 hereof.

“Certificate of Applicable Holders” shall mean (i) in the case of a registration pursuant to Section 7 hereof, a resolution signed by the Holders of a majority of the Warrant Stock designated in a particular Request and certified by an officer of the Holder, or (ii) in the case of a registration pursuant to Section 8 hereof, a resolution signed by the Holders of a majority of the Warrant Stock that will be or was included in such registration.

“Commission” shall mean the United States Securities and Exchange Commission and any successor federal agency having similar powers.

“Common Stock” shall mean the common stock of the Company, par value [$0.01] per share.

“Company Documents” shall mean this Agreement and the Warrants, as any of the same may be amended, modified, supplemented or restated from time to time.

“Convertible Securities” shall mean evidence of indebtedness, shares of stock or other securities which are directly or indirectly convertible into or exchangeable for, with or without payment of additional consideration, shares of Stock, either immediately or upon the arrival of a specified date or the happening of a specified event.

“Entity Value” shall mean the greatest of (a) the fair market or total value of the Company or any successor thereto as established as of any Capital Transaction or Public Offering, (b) the Formula Value, or (c) the Appraised Value.

“Exercise Price” of a share of Stock issuable upon the exercise of a Warrant shall mean three and 63/100 dollars ($3.63).

“Expiration Date” shall mean April 5, 2011.

“Formula Value” shall mean the value of the Company as established by the following formula: six (6) x EBITDA for the trailing twelve (12) month as determined by reference to the unaudited income statement most recently available of the Company (or the audited financial statements in the case of months constituting the fiscal year or any part thereof for which audited financial statements are available), prepared in accordance with GAAP (subject, in the case of interim financial statements, to normal year end adjustments), for the period ended as of the last day of the month ending immediately prior to the date the Formula Value is being determined, less short and long term funded indebtedness of the Company on any day of calculation, plus cash on any day of calculation held by the Company.

“GAAP” shall mean generally accepted accounting principles in the United States at the time in effect.

“Generally Accepted Accounting Principles” shall mean accounting principles which are (i) consistent with the principles promulgated or adopted for the United States by the Financial Accounting Standards Board and its predecessors in effect from time to time, (ii) applied on a basis consistent with prior periods, and (c) such that a certified public account would, insofar as the use of accounting principles is pertinent, be in a position to deliver an unqualified opinion as to financial statements in which such principles have been properly applied.

“Holder” and “Holders” shall mean the Initial Holder and its registered successors and assigns of the Warrants and of the Stock exchanged for the Warrants pursuant to this Agreement.

“Law” shall mean any law (including common law), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Official Body.

“Lien” means any lien, mortgage, pledge, security interest, charge or other encumbrance of any kind including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest.

“Official Body” shall mean any governmental or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

“Outstanding Common Stock” shall mean the total number of outstanding shares of Common Stock of the Company on a fully diluted basis taking into account all shares convertible into common shares and the common share equivalent of all other securities, plus all shares of Common Stock that the Company is obligated to issue at the time or in the future by any outstanding warrant, option, convertible securities or other agreement of any nature on a fully diluted basis taking into account all shares convertible into common shares and the common share equivalent of all other securities.

“Person” shall include an individual, a company, a corporation, an association, a partnership, a joint venture, an unincorporated trade or business enterprise, a trust, an estate, or other legal entity or a government (national, regional or local), court, arbitrator or any agency, instrumentality or official of the foregoing.

“Principal Stockholder” means Lewis Gould.

“Public Offering” shall mean any underwritten public offering of the Common Stock.

“Put” shall have the meaning attributed to it in Section 6.1

“Put Exercise Date” shall mean the earlier to occur of (a) April 5, 2006, or (b) the consummation of any Capital Transaction.

“Put Exercise Notice” shall have the meaning attributed to it in Section 6.1.

“Put Price” shall have the meaning attributed to it in Section 6.2.

The terms “register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and the declaration or ordering of the effectiveness of such registration statement.

“Request” shall mean a request to register at least Fifty-one Percent (51%) of the shares of Warrant Stock then held collectively by the Holders pursuant to Section 7 hereof and signed by the Holders of such Warrant Stock and containing any and all information required by Sections 7 and 10 hereof, provided, however, that in no case may more than one Request be made under this Agreement and provided further that no Request shall be permitted with respect to Warrant Stock that may be sold in compliance with all applicable laws without registration or pursuant to Rule 144 of the Securities Act or any successor rule.

“Securities Act” shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Senior Lender” shall mean Fleet Capital Corporation, a Rhode Island corporation, or its permitted successors and assigns.

“Senior Loan Agreement” means that certain Amended and Restated Loan Agreement dated as of October 20, 1997, as subsequently amended, by and between Borrower and Senior Lender, as the same may be amended, supplemented, replaced or refinanced from time to time in compliance with terms of the Intercreditor Agreement.

“Stock” shall mean (i) all classes and categories of the capital stock of the Company whether then issued or issuable, including without limitation, any shares of Common Stock and (ii) any shares of Common Stock issued or issuable with respect to the Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“Warrant Stock” shall mean Common Stock issued or issuable upon exercise of the Warrant in accordance with its terms and any capital stock or other securities into which or for which such Common Stock shall have been converted or exchanged pursuant to any recapitalization, reorganization or merger of the Company.

2. WARRANT PURCHASE; ANTIDILUTION.

2.1 Warrant Purchase. Contemporaneously with the execution of this Agreement, the Company shall issue to the Initial Holder, Warrants, in the form attached hereto as Exhibit A (the “Warrant”), evidencing the Initial Holder’s right to purchase at the Exercise Price up to Three Hundred Twenty-Five Thousand (325,000) shares of Common Stock.

2.2 No Voting Rights. Except as set forth herein, this Agreement shall not entitle any Holder to any voting rights or other rights as a shareholder of the Company, and no dividend or interest shall be payable or accrued in respect of the Warrant or this Agreement or the interest represented hereby or the shares of Warrant Stock which may be purchased hereunder until and unless, and except to the extent that, a Holder has duly exercised its rights under any Warrant issued to such Holder or its predecessor in interest and such Holder has been issued shares of Warrant Stock. The Company shall thereupon treat such Holder (or its designee) as the record owner of the shares of Warrant Stock obtained by such exercise for voting and all other purposes.

2.3 Good Faith by Company. The Company will not, by amendment to its Certificate of Incorporation or through any reorganization, reclassification, consolidation, merger, sale of assets, dissolution, issue or sale of securities or other action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith carry out all such terms and take all such action as may be necessary or appropriate to protect the rights of the Holders hereunder in accordance with this Agreement.

3. REPRESENTATIONS AND WARRANTIES OF HOLDERS; RESTRICTIONS ON TRANSFERABILITY.

3.1 The Initial Holder hereby represents and warrants to the Company as set forth in this Section 3.1 and each Holder other than the Initial Holder shall, upon its acquisition of a Warrant, be deemed to represent and warrant to the Company (severally and not jointly) as set forth in this Section 3.1. In addition, the representations and warranties set forth in this Section 3.1 shall be deemed to be remade by a Holder from time to time to the Company as of the date a Warrant is exercised by such Holder.

(a) Authorization.

(i) Authorization and Compliance With Law. The execution and delivery of this Agreement by the Holder, and any exercise or exchange of such Holder’s Warrant pursuant to the terms hereof or thereof, have been duly authorized by all necessary action, corporate and otherwise, on the part of the Holder. The entry into this Agreement by the Holder, the acquisition and ownership of the Warrant issued to such Holder and the exercise or exchange of such Warrant pursuant to the terms hereof and thereof do not and will not violate any Law applicable to such Holder.

(ii) Approvals. No authorization, consent, approval, license or filing with any third party or any Official Body is or will be necessary for the valid execution, delivery or performance of this Agreement by the Holder, the acquisition and ownership of the Warrant issued to the Holder or the exercise or exchange of such Warrant pursuant to the terms hereof or thereof.

(b) Investment Representations.

(i) No Distributive Intent; Restricted Securities. The Holder is acquiring the Warrant issued to it and, if applicable, the Warrant Stock (all of which shall be collectively referred to in this Section 3 as the “Securities” and singly, by type, as a “Security”) for its own account with no present intention of reselling or otherwise distributing any such Security or participating in a distribution of such Securities in violation of the Securities Act, or any applicable state securities laws. The Holder acknowledges that it has been advised and is aware that (A) the Company is relying upon an exemption from registration under the Securities Act and applicable state securities laws predicated upon such Holder’s representations and warranties contained in this Section 3.1 in connection with the issuance of such Securities pursuant to this Agreement, and (B) such Securities in the hands of the Holder will be “restricted securities” within the meaning of Rule 144 promulgated by the Commission pursuant to the Securities Act and, unless and until registered under the Securities Act, will be subject to limitations on resale (including, among others, limitations on the amount of securities that can be resold and the timing and manner of resale) set forth in Rule 144 or in administrative interpretations of the Securities Act by the Commission or in other rules and regulations promulgated thereunder by the Commission, in effect at the time of the proposed sale or other disposition of the Securities.

(ii) Compliance with Law Upon Transfer. To the extent that the Holder is entitled to transfer or pledge any of the Securities, the Holder will not transfer or pledge any of such Securities in violation of the Securities Act or any other applicable Laws, and in the event the Holder pledges or transfers any of such Securities it will advise the pledgee or transferee of the transfer restrictions imposed on such Securities.

(iii) No Commission. No outside parties have participated with respect to the negotiation of this transaction on behalf of the Holder, and the Holder shall indemnify and hold the Company harmless with respect to any claim for any broker’s or finder’s fees or commissions with respect to the transactions contemplated hereby by anyone found to have been acting on behalf of the Holder with the Holder’s consent.

(iv) Legends. The Holder consents to the endorsement on each certificate representing the Securities of the legends described in Section 3.2(b) indicating that the Securities are not registered, except as and when such Securities may be registered pursuant to the terms hereof.

(c) Execution and Binding Effect. This Agreement has been duly and validly executed and delivered by such Holder and constitutes legal, valid and binding obligations of such Holder, enforceable against such Holder in accordance with its terms.

3.2 Restrictions on Transferability.

(a) Restricted Securities. The Warrants and the Warrant Stock that are subject to the restrictions set forth in this Section 3.2 (collectively, the “Restricted Securities”), shall not be transferable to anyone other than the Company before satisfaction of the conditions specified in this Section 3.2, which conditions are intended to insure compliance with the provisions of applicable securities laws in respect of the transfer of the Restricted Securities. The Warrants and the Warrant Stock shall cease to be “Restricted Securities” when and only when either they are distributed pursuant to an effective registration statement with respect thereto or, counsel to the Holder shall provide an opinion, which opinion shall be satisfactory in form and substance to the Company, stating that the securities may be distributed freely by the holders thereof (including all subsequent holders) without registration under the Securities Act and applicable state securities laws.

(b) Restrictive Legends. Unless and until otherwise permitted by this Section 3.2 or unless distributed pursuant to an effective registration statement,

(i) each certificate evidencing the Warrants, and each certificate evidencing a Warrant upon the transfer thereof, shall be stamped or otherwise imprinted with a legend in substantially the following form:

“Neither this Warrant, nor the shares of capital stock for which it is exercisable, have been registered under the Securities Act of 1933 or any applicable state securities laws, and no transfer or assignment of this Warrant or the shares issuable upon its exercise may be made in the absence of an effective registration statement under such laws or the availability of exemptions from the registration provisions thereof in respect of such transfer or assignment in the opinion of counsel satisfactory to the Company. Moreover, this Warrant and the shares of capital stock for which it is exercisable are subject to restrictions on transferability and similar restrictions as set forth in a Warrant Agreement dated as of April 5, 2001 relating to the issuance of this Warrant (a copy of which Agreement is on file with the Company’s Secretary and will be made available upon request of a Warrant holder or proposed transferee).”

(ii) each certificate for Warrant Stock initially issued upon the exercise of a Warrant, and each certificate for Stock issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 or the securities laws of any state and are subject to the conditions specified in a certain Warrant Agreement dated as of April 5, 2001, between the Company and The HillStreet Fund, L.P. A transfer of the shares represented by this certificate shall not be valid or effective until such conditions have been fulfilled, including receipt by the Company of an opinion of counsel in form and substance satisfactory to it that any such transfer will not violate federal or state securities laws. A copy of the Warrant Agreement is on file with the Secretary of the Company and will be made available upon request. The holder of this certificate, by acceptance of this certificate, agrees to be bound by the provisions of said Warrant Agreement and to indemnify and hold the Company harmless against loss or liability arising from the disposition of the shares represented by this certificate in violation of such provisions.”

3.3 Removal of Legends. When the restrictions on transferability contained in Section 3.2 shall terminate or otherwise be satisfied, the Company shall, or shall instruct its transfer agent or warrant agent, as appropriate, to issue new certificates evidencing such securities in the name of such Holder not bearing the legends required by Section 3.2(b).

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

4.1 Representations and Warranties. The Company hereby acknowledges and affirms each of the representations and warranties made by it in the Loan Agreement as set forth in Article 4 thereof, which representations and warranties are specifically incorporated herein by reference.

4.2 Covenants.

(a) Loan Agreement. The Company shall comply with the affirmative, financial and negative covenants set forth in the Loan Agreement in Articles 5, 6, and 7 thereof, which covenants are specifically incorporated herein by reference.

(b) Registration Rights. The Company shall not grant any demand rights to any third person with respect to the registration of securities held by any such person unless such demand rights are expressly subordinate to and may not be exercised prior to or in conjunction with the exercise of the demand registration rights of the Holders hereunder.

(c) Registration Procedures. If and when the Company is required to effect the registration of any Warrant Stock under the Securities Act as provided in Section 7 or 8, the Company shall: (i) prepare and file with the Commission a Registration Statement and such amendments and supplements thereto and any prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for such period as shall be necessary to complete the marketing of the Warrant Stock included therein, but in no event longer than one hundred twenty (120) days after the effective date of such Registration Statement; (ii) furnish to the Applicable Holders such number of copies of a prospectus, including, without limitation, a preliminary prospectus, conforming with the requirements of the Securities Act, and such other documents as the Applicable Holders may reasonably request in order to facilitate the public sale or other disposition of such Warrant Stock; (iii) use its best efforts to register or qualify, not later than the effective date of any Registration Statement filed pursuant to this Agreement, the Warrant Stock covered by such Registration Statement under the securities or Blue Sky laws of such jurisdictions within the United States as any Applicable Holder may reasonably request and do any and all other acts or things which may be necessary or advisable to enable such Applicable Holder to consummate the public sale or other disposition in such jurisdiction of such Warrant Stock provided, however, that the Company shall not be obligated to qualify as a foreign corporation in any jurisdiction in which it is not so qualified; (iv) promptly notify the Applicable Holders, at any time when a prospectus relating to the Warrant Stock being distributed is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of the Applicable Holder, evidenced by a Certificate of Applicable Holders, promptly prepare, file with the Commission and furnish to the Applicable Holders a reasonable number of copies of a supplement to, or an amendment of, such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Warrant Stock, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; (v) use its best efforts to furnish, at the request of any Applicable Holder or any underwriter of any distribution of the Warrant Stock, an opinion of legal counsel to the Company, covering such matters as are typically covered by opinions of issuer’s counsel in underwritten offerings under the Securities Act and are similar in form and substance to that furnished in connection with the Company’s most recent underwritten public offering of Common Stock, as any Applicable Holders or the underwriter of any distribution of the Warrant Stock request; (vi) use its best efforts to cause all of the shares of Warrant Stock in the Request to be listed on any recognized securities exchange, including, without limitation, the NASDAQ Stock Market, on which the Common Stock is then listed and to maintain the currency and effectiveness of any such listings; and (vii) enter into an agreement with the underwriters for such offering in which the Company shall provide indemnities similar to those described in Section 11.1 hereof to the underwriters and in which the Company shall make representations and warranties customarily made by issuers of equity securities to underwriters, similar in form and substance to those made to the underwriters of the most recent underwritten public offering of Company Stock.

5. TAG-ALONG RIGHTS.

5.1 Tag Along Rights. If any Principal Stockholder of the Company desires to sell or transfer, in a single transaction or in a series of related transactions, fifteen percent (15%) or more of the Company’s Outstanding Common Stock (excluding, to the extent permitted by applicable law, transfers of Company Stock by any Principal Stockholder to a member of the family of such Principal Shareholder, or a trust for the benefit of such Principal Shareholder, or any of such Principal Shareholder’s spouse, children or grandchildren; provided, however, a Principal Shareholder’s obligations with respect to this Section 5 shall be assumed undiminished by any such transferee), then such Stockholder agrees to give notice of such intent to the Holders at least fifteen (15) days prior to the proposed date of such sale or transfer. Such notice shall specify the number and class of Common Stock and the terms, including price, upon which such Common Stock are to be sold or otherwise transferred and the proposed date of such sale or transfer.

One or more of the Holders may elect to participate in such sale by giving notice to the Company and such Stockholders at least five (5) days prior to the date of the proposed sale or transfer. Such notice shall specify the number of shares of Common Stock which such Holder wishes to sell or transfer. If one or more of the Holders elects to participate in such sale, and gives timely notice of such election in accordance with the provisions of this Section 5.1, then such sale shall not be effected unless the proposed purchaser of such shares of Common Stock offers to purchase from each of the Holders electing to participate in the sale, at the same time and on the same terms (including price) as shares of Common Stock that are being purchased from such Stockholders, that proportional number of shares of Common Stock which bears the same proportion to the total number of shares of Common Stock issued and issuable upon the exercise of such Warrant by the Holder as the number of shares of Common Stock being sold by such Stockholders bears to the total number of shares of Common Stock owned by such Stockholder.

6. PUT AND CALL OF WARRANTS AND STOCK.

6.1 Put Rights. On or at any time after the Put Exercise Date and prior to the Expiration Date, and upon written notice thereof by any of the Holders (“Put Exercise Notice”) each Holder shall have the right to “put” to the Company all or any part of its Warrant or the Warrant Stock obtained or obtainable by the Holder through the exercise of its Warrants (the “Put”) subject to applicable law and any restriction set forth in the Loan Agreement. The Company shall, within ten (10) days following the receipt of a written notice that the Holder intends to exercise the Put hereunder, purchase the Warrants (or portion thereof) or the Warrant Stock being sold by the Holder for the Put Price calculated in accordance with Section 6.2 out of funds legally available therefore, if any.

6.2 Put Price. Upon exercise of the put rights set forth in Section 6.1, the purchase price (“Put Price”) (a) for each share of Warrant Stock being put shall equal the Entity Value of the Company as defined herein divided by the total number of shares of Outstanding Common Stock, and (b) for each Warrant being put shall equal (x) the price per share determined pursuant to clause (a) above multiplied by the number of shares of Warrant Stock which such Warrant entitles the Holder thereof to purchase, minus (y) the Exercise Price per share of Warrant Stock multiplied by the number of shares of Warrant Stock which such Warrant entitles the Holder thereof to purchase.

6.3 Default. If the Company shall, for any reason other than restrictions under applicable law or under the Loan Agreement, fail to pay in full the Put Price (or portion thereof) or the Warrant Stock being sold by the Holder pursuant to Sections 6.1 and 6.2 when such amount is due and payable in accordance with Section 6.1 (the “Due Date”), the Company shall pay to such Holder, on demand, in immediately available funds, an amount equal to the sum of (i) the unpaid amount of the Put Price due to such Holder on the Due Date (the

“Unpaid Portion”) plus (ii) interest on such Unpaid Portion from the Due Date, computed on a daily basis and on the basis of a 360-day year, through the date upon which payment is received by Holder after demand is made pursuant to this Section 6.3 (the “Payment Date”), at a rate per annum equal to Eighteen Percent (18%) per annum.

Until such time as the Put Price for each unrepurchased share of Warrant Stock has been paid in full in cash, the Holder of such unrepurchased Warrant Stock shall be entitled to retain legal and beneficial ownership of such unrepurchased Stock and to exercise all rights with respect to such unrepurchased Warrant Stock under this Agreement.

6.4 Call Rights. On and after April 5, 2007, the Company shall have the option to require the Holder to sell to the Company all or any part of the Warrant or the Warrant Stock obtained or obtainable by the Holder through the exercise of the Warrants. The Company shall, within ten (10) days following the delivery to the Holder of a written notice that the Company intends to exercise its purchase option hereunder, purchase the Warrants (or portion thereof) or the Warrant Stock being sold by the Holder for a purchase price equal to the Put Price calculated in accordance with Section 6.2 out of funds legally available therefore, if any.

6.5 Calculations of Put Price. If any Holder who has exercised its put shall disagree with any amount proposed by the Company as the Put Price, such Holder shall give the Company written notice of its objection within ten (10) days of receipt of such Put Price or of notice from the Company of its proposed Put Price. Within five (5) days of the Company’s receipt of the Put Exercise Notice, the Board of Directors of the Company shall give the Holders written notice of its determination of the Entity Value. If the holders of 51% of the Warrants shall not be reasonably satisfied with the determination of the Board of Directors of the Company, the Fair Market Value shall be determined in accordance with the following procedures (such determination, the “Appraised Value”): first, by an investment banking firm selected by holders of 51% of the Warrants which are subject to such Put, which determination shall be made within thirty (30) days after the delivery of the notice of the Holders’ objection to the Company’s determination of the Put Price; second, if such determination by the investment banking firm selected by the Holders shall not be satisfactory to the Company, as evidenced by a written objection by the Company delivered to the holders of the Warrants subject to such Put within fourteen (14) days of receipt by the Company of such determination, the Company shall be entitled to select an investment banking firm which shall make its own determination within thirty (30) days of such Company notice, and if such determination shall differ by less than 10% from the determination of the investment banking firm selected by the Company, the Fair Market Value shall be the average of such determinations; and, third, if such determinations shall differ by 10% or more, such investment banking firms shall appoint a third investment banking firm which shall make its own determination within fourteen (14) days of its appointment, which determination shall be binding upon the Company and the holders of the Warrants subject to the Put Exercise Notice. Any and all determinations required to be made by an investment banking firm pursuant to this definition shall be performed by an investment banking firm experienced in the conduct of corporate valuations and shall be based upon the fair market value of 100% of the Company on a consolidated basis if sold as a going concern, without giving effect to any discount for lack of liquidity of the shares of Common Stock or to any restrictions upon the conversion or convertibility of any shares of nonvoting common stock into voting common stock, or to any or to the fact that the shares of Common Stock issuable upon exercise of the Warrants being put to the Company represent a minority equity interest in the Company, or to any discount relating to, or reclassification because of, any right or option of any stockholder or warrant holder of the Company to sell its shares of stock or warrants to the Company, including pursuant to this Warrant Agreement. In addition, in making such determination, the investment banking firm shall assume the conversion, exercise or exchange of all Exercisable Convertible Securities and shall take into account the going-concern valuations associated with companies engaged in businesses similar to the Company and such other matters as are relevant to the valuation of the Company. Further, in making such determination, the investment banking firm’s valuation methodology shall be independent of any alternative valuation methodology set forth in this Warrant Agreement. Notwithstanding anything herein to the contrary, in determining the Entity Value under this definition, (i) any adverse changes in GAAP from the date of original issuance of this Warrant Agreement shall be disregarded such that any computations shall be made as if the GAAP change had not been implemented, and (ii) any dividends paid or redemptions or repurchases of any of the securities of the Company by the Company within one (1) year prior to the exercise of the Put or in connection with any then contemplated Capital Transaction or Public Offering shall be disregarded and any amounts distributed shall be treated as if such amounts had been retained by the Company. All costs and expenses incurred by t he Warrant Holder or the Company in connection with the determination of Put Price (whether or not timely made) and the exercise of the Put hereunder shall be borne by the Company.

7. DEMAND REGISTRATION RIGHTS.

7.1 The Company has completed a public offering (an “Initial Public Offering”) of its Common Stock under the Securities Act, pursuant to which its Common Stock is traded on the NASDAQ system. Upon receiving a Request from the Holders, the Company will prepare and file, promptly after such Request and in no case more than sixty (60) days after receipt of such Request, and thereafter will use its best efforts to cause to become effective a registration statement (“Registration Statement”) with respect to the Warrant Stock on such form selected by the Company and complying with the Act. If, for any reason other than the Applicable Holders’ failure to perform their obligations under Section 7.4(a) hereof, the Registration Statement does not become effective, the Request shall be withdrawn and shall not count as a “Request” made pursuant to this Section.

7.2 If the Request so states, the offering or distribution of Warrant Stock under this Section shall be, to the best of the Company’s efforts, pursuant to a firm commitment underwriting. The managing underwriter shall be a nationally recognized investment banking firm selected by the Company but the selection shall be subject to the Applicable Holders’ approval, which approval shall not be unreasonably withheld. The Applicable Holders shall be entitled to negotiate the underwriting discounts and commission and other fees of such underwriter.

7.3 Any Request shall specify the number of shares of Warrant Stock as to which such Request relates, express the Applicable Holders’ present intention to offer such Warrant Stock for distribution and contain an undertaking to provide all such information and materials and take all such actions and execute all such documents as may be required in order to permit the Company to comply with all applicable requirements of the Commission, to obtain acceleration of the effective date of the Registration Statement and to enter into satisfactory underwriting arrangements, if the distribution of Warrant Stock is to be underwritten. Any Request shall designate an Authorized Holder and such Authorized Holder’s address for the purpose of delivering notices under the Agreement to the Applicable Holders. The Request shall also contain any other information required to be set forth under Section 7.

7.4 No securities to be sold by the Company or any security holder of the Company shall be included in any Registration Statement filed pursuant to this Section, unless (a) the Company shall have received a Certificate of Applicable Holders consenting to the inclusion of such other securities, which consent shall not be unreasonably withheld; (b) in the case of a firm underwriting, the managing or principal underwriter shall have consented to the inclusion of such other securities and (c) all the Warrant Stock requested to be included in the Request shall be so included.

7.5 The Company shall be entitled to postpone the filing of any Registration Statement otherwise required to be prepared and filed by it pursuant to this Section if, at the time it receives a Request, counsel for the Company is reasonably of the opinion (which opinion shall be expressed in writing) that (a) such registration will require preparation of audited financial information for the Company as of a date or for a period which preparation will not otherwise be required or (b) any material pending transaction of the Company or any of its subsidiaries renders the effecting of such registration inappropriate at the time; provided, that in the case of an event referred to in clause (b) above, the duration of such delay shall not exceed 90 days from the date the Company became aware of such material business information; provided, further, that the Company shall promptly make such filing as soon as the conditions which permit it to delay such filing no longer exist; and provided, further that in the event of any such deferral, the Applicable Holders shall have the right to withdraw the Request by way of a Certificate of Applicable Holders and such withdrawn Request shall not be considered as a Request.

8. PIGGYBACK REGISTRATIONS.

8.1 If at any time prior to the Expiration Date, the Company shall propose to file a Registration Statement for the purpose of a primary or secondary offering for itself or any securityholder of the Company (the “Initiating Securityholder”) under the Act, other than for issuance to employees, the Company shall as promptly as practicable, but in no event later than thirty (30) days prior to the proposed filing date, give notice of such intention to each Holder and upon the written Request of any such Holder within fifteen (15) days after receipt of any such notice (which Request shall specify the Warrants or Warrant Stock intended to be sold or disposed of by such Holder), the Company will include in such Registration Statement all such Warrants or Warrant Stock specified in such Request to be so registered.

9. OTHER REGISTRATIONS.

If the Warrants or any Warrant Stock issued or issuable pursuant hereto require registration or qualification with or approval of any United States or governmental official or authority in addition to registration under the Securities Act before the Warrants or such Warrant Stock may be sold, the Company will take all requisite action in connection with such registration and will use its best efforts to cause any such shares and/or such Warrants to be duly registered or approved as may be required; provided, however, that it shall not be required to give a general consent to service of process or to qualify as a foreign corporation or subject itself to taxation as doing business in any such state.

10. COSTS AND EXPENSES OF REGISTRATION.

The Company shall bear the entire cost and expense of any registration made pursuant to Section 7 or 8 of this Agreement, including, without limitation, all registration and filing fees, printing expenses, the fees and expenses of the Company’s counsel and its independent accountants and all other out-of-pocket expenses of the Company incident to the preparation, printing and filing under the Act of the Registration Statement and all amendments and supplements thereto, the cost of furnishing copies of each preliminary prospectus, each final prospectus and each amendment or supplement thereto to underwriters, brokers and dealers and other purchasers of the securities so registered, and the costs and expenses incurred in connection with the qualification of the securities so registered under “blue sky” or other state securities laws (all such expenses are herein called “Registration Expenses”). The Company shall not be responsible for any underwriter’s or broker’s fees or commissions incurred by Holder respect to any registration hereunder.

11. INDEMNIFICATION.

11.1 Indemnity to the Holders. The Company will indemnify the Applicable Holders of the Common Stock against all claims, losses, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact contained in a prospectus or in any related Registration Statement, notification or similar filing under securities laws of any jurisdiction or from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may have been based upon information furnished in writing to the Company by any Holder expressly for use therein and used in accordance with such writing.

11.2 Indemnity to the Company. The Applicable Holders, severally and not jointly (i) by requesting any such registration pursuant to Section 7, or (ii) having their Warrant Stock included in a registration pursuant to Section 8 hereof, agree to furnish to the Company such information concerning them as may be requested by the Company and which is necessary in connection with any registration or qualification of the Warrant Stock and to indemnify the Company against all claims, losses, damages, liabilities and expenses resulting from the utilization of any such information furnished in writing to the Company expressly for use therein and used in accordance with such writing.

11.3 Indemnification Procedures. If any action is brought or any claim is made against any party indemnified pursuant to this Section 11 in respect of which indemnity may be sought against the indemnitor pursuant to this Section 11, such party shall promptly notify the indemnitor in writing of the institution of such action or the making of such claim and the indemnitor shall assume the defense of such action or claim, including the employment of counsel and payment of expenses. The failure of an indemnified party to give notice as provided herein shall not relieve the indemnitor of its obligations under this Section 11 except to the extent the indemnitor is actually prejudiced by such failure to give notice. Such party shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such party unless the employment of such counsel shall have been authorized in writing by the indemnitor by a resolution of the Board of Directors of the Company or by a Certificate of Applicable Holders, whichever the case may be, in connection with the defense of such action or claim or such indemnified party or the parties shall have reasonably concluded that there are defenses available to it or them which are in conflict with those available to the indemnitor (in which case the indemnitor shall not have the right to interpose such conflicting defense but otherwise shall retain control of such action or claim on behalf of the indemnified party or parties), in any of which events such fees and expenses of not more than one additional counsel for the indemnified parties shall be borne by the indemnitor. Except as expressly provided above, in the event that the indemnitor shall not previously have assumed the defense of any such action or claim, at such time as the indemnitor does not assume the defense of such action or claim, the indemnitor shall thereafter be liable to any person indemnified pursuant to this Agreement for any reasonable legal or other expenses subsequently incurred by such person in investigating, preparing or defending against such action or claim. Anything in this paragraph to the contrary notwithstanding, the indemnitor shall not be liable for any settlement of any such claim or action effected without its written consent. An indemnitor will not consent to any entry of judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the indemnitor/plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

12. RULE 144.

The Company shall take such action as any holder of Warrant Stock may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of its Warrant Stock without registration under the Act pursuant to and in accordance with (x) Rule 144 under the Act, as such Rule may be amended from time to time, or (y) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

13. AMENDMENTS AND WAIVERS.

This Agreement may be amended, and the Company may take any action herein prohibited or omit to perform any act herein required to be performed by it, only if Company shall have obtained the advance written consent of the Holders holding Warrants exercisable for 51% or more of the Warrant Stock issuable upon exercise of outstanding Warrants at such time.

14. NOTICES.

Notices and other communications under this Agreement shall be in writing and shall be sent by registered mail, postage prepaid, addressed:

(a) to any Holder of Warrant Stock or Warrants at the address shown on the Stock or Warrant transfer books of the Company unless such Holder has advised the Company in writing of a different address as to which notices shall be sent under this Agreement; and

(b) if to Company at 1081 Holland Drive, Boca Raton, Florida 33487 or to such other address as Company shall have furnished to the Holder at the time outstanding.

15. MISCELLANEOUS.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto, whether so expressed or not, and, in particular, shall inure to the benefit of and be enforceable by any Holder or Holders. This Agreement and the Company Documents embody the entire agreement and understanding between the Company and the other parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to the subject matter hereof. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF OHIO. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

ATTEST:	Q.E.P., CO., INC.

By:
	Name:	Marc P. Applebaum
	Title:	Chief Financial Officer

ATTEST:	LENDER:

THE HILLSTREET FUND, L.P.
	By:	HillStreet Capital, Inc.
	Its:	Investment Manager

By:
	Name:	Christian L. Meininger
	Title:	President

The undersigned Principal Shareholders join in this Warrant Agreement for purposes of agreeing to the provisions of Section 5.

Printed name: Lewis Gould

STATE OF CONNECTICUT	)
SS:
COUNTY OF HARTFORD	)

The foregoing Warrant Agreement was acknowledged before me this 5th day of April, 2001 by Marc P. Applebaum, the Chief Financial Officer of the Company set forth above, on behalf of such Company.

Notary Public/Commissioner of the Superior Court

Attachment C

Q.E.P. Co., Inc. and Subsidiaries

Consolidating Summary Statement of Operations

Twelve Months Ended 2/28/2006

($000)

	North America (2,3)	Non-North America	Adjustments & Eliminations (1)	Consolidated
Net Sales	$168,212	$40,029	$4,072	$212,314

Cost of Sales	120,138	27,457	2,721	150,317

Gross Profit	$48,075	$12,571	$1,350	$61,996
% of sales	28.6%	31.4%	33.2%	29.2%

Operating Expenses (4)	45,617	11,804	2,552	59,972

Operating Profit	$2,458	$767	$(1,203)	$2,024
% of sales	1.5%	2.0%	-30.0%	1.0%

1)	Includes Holland operation which was restructured in FY 2005
2)	Includes U.S. and Canadian operations
3)	Includes all corporate home office expenses that are not allocated to subsidiaries
4)	Does not include unusual gain on sale.

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Attachment D

CODM Reports

REDACTED - CONFIDENTIAL TREATMENT REQUESTED

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